Exhibit (11)

             OWENS CORNING AND SUBSIDIARIES

           COMPUTATION OF PER SHARE EARNINGS

 FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

Primary:
                                        1996         1995         1994
                                 (In millions of dollars, except share data)

Net income (loss)                   $   (284)     $   231      $   159

Weighted average number of
  shares outstanding
  (thousands)                         51,722       49,152       43,647

Weighted average common
  equivalent shares
  (thousands):
  Deferred awards                          -           16           21

  Stock options using
    weighted average
    market price                           -          543          541

Primary weighted average
  number of common shares
  outstanding and common
  equivalent shares (thousands)       51,722       49,711       44,209

Primary per share amount             $ (5.50)     $  4.64      $  3.61

Fully Diluted:

Net income (loss)                    $  (284)     $   238      $   168

Weighted average number of
  shares outstanding (thousands)      51,722       49,152       43,647
Weighted average common
  equivalent shares (thousands):
  Deferred awards                          -           16           21
  Stock options using the higher
    of average market price or
    market price at end of period          -          566          559
  Shares from assumed conversion
    of debt                                -        1,562        5,798
  Shares from assumed conversion
    of preferred securities                -        2,810            -

Fully diluted weighted average
  number of common shares
  outstanding and common
  equivalent shares (thousands)       51,722       54,106       50,025

Fully diluted per share amount       $ (5.50)     $  4.40      $  3.35
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